SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported) February 17, 2004

VERAMARK TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	0-13898	16-1192368
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3750 Monroe Avenue, Pittsford, New York 14534

(Address of Principal Executive Offices including zip code)

(585) 381-6000

(Registrant's telephone number including area code)

TABLE OF CONTENTS

Item 12. Results of Operations and Financial Condition

On February 17, 2004, the Registrant issued a press release announcing the Registrant's financial results for the fourth fiscal quarter and twelve months ended December 31, 2003. A copy of the Registrant's press release is attached hereto as Exhibit 99.1 and hereby incorporated by reference. The information in this Form 8-K is being furnished under Item 12 and shall not be deemed to be "filed" for the purposes of section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Pittsford, New York on February 17, 2004.

Veramark Technologies, Inc.

By: /s/ Ronald C. Lundy
      Ronald C. Lundy, Treasurer
      Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release dated February 17, 2004, issued by Veramark Technologies, Inc. (the "Registrant").